| OMB APPROVAL |
| --- |
| OMB Number: 3235-0123 |
| Expires: Oct. 31, 2023 |
| Estimated average burden hours per response:   12 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
| --- |
| 8-66211 |

## FACING PAGE
**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING  01/01/2021  AND ENDING  12/31/2021

 MM/DD/YY                                    MM/DD/YY

---

### A. REGISTRANT IDENTIFICATION

NAME OF FIRM:  **Walter Greenblatt & Associates LLC**

TYPE OF REGISTRANT (check all applicable boxes):
- [x] Broker-dealer
- [ ] Security-based swap dealer
- [ ] Major security-based swap participant
- [ ] Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

**325 St. Marks Avenue**

(No. and Street)

| **Brooklyn** | **NY** | **11238** |
| --- | --- | --- |
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| **Ezra Angrist** | **609-497-1282** | **ezra@wgreenblatt.com** |
| --- | --- | --- |
| (Name) | (Area Code – Telephone Number) | (Email Address) |

---

### B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

**Nawrocki Smith LLP**

(Name – if individual, state last, first, and middle name)

| 290 Broadhollow Road Suite 115E | **Melville** | **NY** | **11747** |
| --- | --- | --- | --- |
| (Address) | (City) | (State) | (Zip Code) |
| 3/4/2009 | | 3370 | |
| (Date of Registration with PCAOB)(if applicable) | | (PCAOB Registration Number, if applicable) | |

| FOR OFFICIAL USE ONLY |
| --- |
|  |

\* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption.  See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, Ezra Angrist _____ , swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Walter Greenblatt and Associates LLC _____ , as of 12/31 _____ , 2 021 ___ , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

SHERRY A. GRINDEL
Notary Public, State of New York
Qualified in Schenectady County
Reg. No. 01GR6338738
My Commission Expires 03-21-2024

Signature: _____ 3|1|22

Title:
Vice President/FINOP

Sherry A. Grindel 3-1-2022
Notary Public

## This filing** contains (check all applicable boxes):

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

WALTER GREENBLATT & ASSOCIATES, LLC

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2021

WALTER GREENBLATT & ASSOCIATES, LLC
FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021

## TABLE OF CONTENTS



# NawrockiSmith
## CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walter Greenblatt & Associates, LLC:

### Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Walter Greenblatt & Associates, LLC (the "Company") as of December 31, 2021, the related statements of income, changes in member's equity, and cash flows for the year ended December 31, 2021, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Walter Greenblatt & Associates, LLC as of December 31, 2021, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

### Basis for Opinion

These financial statements are the responsibility of Walter Greenblatt & Associates, LLC's management. Our responsibility is to express an opinion on Walter Greenblatt & Associates, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Walter Greenblatt & Associates, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

### Auditor's Report on Supplemental Information

The supplemental information contained in Schedules I, II and III have been subjected to audit procedures performed in conjunction with the audit of Walter Greenblatt & Associates, LLC's financial statements. The supplemental information is the responsibility of Walter Greenblatt & Associates, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Walter Greenblatt & Associates, LLC's auditor since 2020.

Hauppauge, New York
February 28, 2022

*Nawrocki Smith LLP*

# WALTER GREENBLATT & ASSOCIATES, LLC
## STATEMENT OF FINANCIAL CONDITION
### DECEMBER 31, 2021

## ASSETS

| | |
|---|---|
| Current assets: | |
| Cash | $ 216,362 |
| Prepaid expenses | 9,101 |
| Total Current Assets | 225,463 |
| Fixed Assets (net of accumulated depreciation) | 1,499 |
| Investment in Illuminare Biotechnologies | 555 |
| Total assets | $ 227,517 |

## LIABILITIES AND MEMBER'S EQUITY

| | |
|---|---|
| Current liabilities: | |
| Accrued expenses and payroll liabilities | $ 87,270 |
| Total Liabilities | 87,270 |
| Member's equity | 140,247 |
| Total liabilities and member's equity | $ 227,517 |

The accompanying notes are an integral part of this statement.

## WALTER GREENBLATT & ASSOCIATES, LLC
## STATEMENT OF INCOME
## YEAR ENDED DECEMBER 31, 2021

| | |
|---|---:|
| Revenue | |
| Commissions | $907,252 |
| Consulting Services | 64,000 |
| Other Income | 38,434 |
| | |
| Total Revenue | $1,009,687 |
| | |
| Operating expenses: | |
| Outside services | 303,579 |
| Officers salary | 369,500 |
| Employee salaries | 145,425 |
| Pension expense | 40,600 |
| Professional fees | 46,917 |
| Travel expenses | 5,751 |
| Payroll taxes | 26,013 |
| Office supplies and other expenses | 34,473 |
| Telephone expense | 6,649 |
| Dues and subscriptions | 35,667 |
| Depreciation | 743 |
| Meals and Entertainment | 309 |
| | |
| Total operating expenses | $1,015,626 |
| | |
| Net Loss | ($5,939) |

The accompanying notes are an integral part of this statement.

WALTER GREENBLATT & ASSOCIATES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
YEAR ENDED DECEMBER 31, 2021

| | | |
|---|---|---|
| Members Equity | *12/31/2020* | $196,186 |
| Net Loss | *2021* | ($5,939) |
| Plus Member Contributions | | $150,000 |
| Less Member Distributions | | ($200,000) |
| Members Equity | *12/31/2021* | $140,247 |

The accompanying notes are an integral part of this statement.

-5-

## WALTER GREENBLATT & ASSOCIATES, LLC
## STATEMENT OF CASH FLOWS
## YEAR ENDED DECEMBER 31, 2021

| | |
|---|---:|
| Cash flows from operating activities: | |
| Net Income | ($5,939) |
| Extinguishment of Debt | ($37,531) |
| | |
| Adjustments to reconcile net income to | |
| net cash used by operating activities: | |
| Depreciation | 743 |
| Changes in operating assets and liabilities: | |
| Accounts receivable | 54,664 |
| Prepaid expenses | (8,807) |
| Accounts expenses and payroll liabilities | 53,852 |
| | |
| Net cash provided by operating activities | 56,982 |
| | |
| Cash flows from investing activities | |
| | |
| Net cash used by investing activities | 0 |
| | |
| Cash flows from financing activities | |
| Partner Contributions | 150,000 |
| Partner Distributions | (200,000) |
| | |
| Net cash provided from financing activities | (50,000) |
| | |
| Net change in cash | 6,982 |
| | |
| Cash at beginning of year | 209,380 |
| | |
| Cash at end of year | $ 216,362 |

The accompanying notes are an integral part of this statement.

# WALTER GREENBLATT & ASSOCIATES, LLC
# NOTES TO FINANCIAL STATEMENTS

1. Nature of Company and Summary of Significant Accounting Policies

## Business Description

Walter Greenblatt & Associates, LLC offers business consulting and investment banking services to public and private, middle market and early stage companies in the biotech and healthcare related sectors. Consulting services include business plan development, strategic planning and market research and valuation.

## Use of Estimates

The preparation of the financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

## Income Taxes

The Company, with the consent of its shareholder, elected to be taxed under Subchapter S, of the Internal Revenue Code for federal income tax purposes. Under the provisions of Subchapter S, the Corporation does not pay federal corporate income taxes on its taxable income. Corporate income or loss of any tax credits earned are included in the shareholders' individual income tax returns.

## Revenue Recognition

The Company recognizes revenue when services are performed.

## Fixed Assets

Additions to fixed assets are recorded at cost. The cost of major additions and betterments are capitalized, while the cost or replacements, maintenance and repairs, that do not improve or extend the useful lives of the related assets are expensed as incurred.

Depreciation is provided principally on the straight-line method over estimated useful lives.

We evaluate fixed assets for impairment when events or changes in circumstances indicate that the carrying value of such assets may not be recoverable or the assets are being held for sale. Upon the occurrence of a triggering event, we review the asset to assess whether the estimated undiscounted cash flows expected for the use of the asset plus residual value from the ultimate disposal exceeds the carrying value of the asset. If the carrying value exceeds the estimated recoverable amounts, we write down the asset to the estimated fair value.

Method of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Subsequent Events

ASC 855 Subsequent Events sets forth general accounting and disclosure requirements for events that occur subsequent to the balance sheet date but before the company's financial statements are issued. We have evaluated events through February 28, 2022, the date which the financial statements were available to be issued.

2. Net Capital

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital, as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital is computed under Rule 15c3-1, was $129,092 at December 31, 2021, which exceeded required net capital of $5,818 by $123,274. The ratio of aggregate indebtedness to net capital at December 31, 2021 was 67.6%.

3. Retirement plan

The Company implemented a 401k profit sharing plan in 2009. The plan allows elective employee contributions via salary deferral. The Company also makes an annual profit-sharing contribution to the plan. Pension expense for the year ended December 31, 2021 is $40,600.

4. Concentration of Credit Risk

Cash

At times during the year, the Company had cash balances in financial institutions that exceed Federal depository insurance limits. Management believes that credit risk related to these deposits is minimal.

Accounts Receivable

Accounts receivable from trade customers are generally due upon receipt. The Company performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. 100% of the company's total sales were made to four customers.

5. Revenue from Contracts with Customers

<u>Significant Judgments</u>

Revenue from contracts with customers includes commission income and fees from investment banking and asset management services. The recognition and measurement of revenue is based on the assessment of individual contract terms. Significant judgment is required to determine whether performance obligations are satisfied at a point in time or over time; (if applicable, add these - how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events)

<u>Disaggregated Revenue from Contracts with Customers</u>

The following table presents revenue by major source:

| Revenue from contracts with customers: | |
|---|---|
| Commissions on Capital Raised | $ 907,252 |
| Management Consulting Services | 64,000 |
| | |
| Total revenue from contracts | $ 971,252 |

<u>Contract assets and liabilities</u>

Contract assets or liabilities exist when revenue is recognized over time. The Company does not have any contract assets or liabilities at December 31, 2021.

WALTER GREENBLATT & ASSOCIATES, LLC
NOTES TO FINANCIAL STATEMENTS

Performance obligation

Commissions on capital raised: The Company raises investment capital from investors for its clients. Each time an investor invests in one of the Company's clients, the Company charges a commission. Commissions are billed on the date that the client receives the investment funding and relevant documents. The Company believes that the performance obligation is satisfied on that date because that is when the investment is logged by the client company and the investor becomes an owner of the security sold.

Management Consulting Services: The Company provides management consulting services on a monthly basis to certain clients. The services primarily consist of taking the role of acting CFO and related services including, but not limited to, bookkeeping, purchasing and strategic advising on financial matters. Revenue is recognized on the first of the month for the current month.

Costs to Obtain or Fulfill a Contract with a Customer

The Company has recorded certain costs incurred to obtain revenue contracts with its customers, including syndication costs for clients where capital raising has been syndicated. These costs are expensed immediately as there are no performance obligations created for future events.

6.  Fixed Assets

| | |
|---|---|
| Furniture and fixtures | $0 |
| Leasehold improvements | 0 |
| Office equipment | 21,713 |
| Total | 21,713 |
| Less: Accumulated depreciation | ($20,214) |
| Net furniture, fixtures and equipment | $1,499 |

Depreciation expense for the year ended December 31, 2021 was: $743

7.  Related Parties

The Company provides monthly management services for Illuminare Biotechnologies, Inc. The Company owns a minority interest in the voting stock of Illuminare. During 2021, the Company received $54,000 from Illuminare Biotechnologies for its services.

8. Warrants

Upon each commissionable security sale the Company earns warrants to purchase the same security that was sold in the transaction. The amount of warrants earned is determined according to a schedule outlined in the engagement agreement with the client. At the time of a significant client event the warrants are issued to the Company whereupon they are immediately assigned to its principal. These warrants at December 31, 2021 do not have any value assigned to them. No such events happened in 2021.

9. Paycheck Protection Program Loan

The Company received a loan from Customers Bank in the amount of $37,531 under the Paycheck Protection Program established by the Coronavirus Aid, Relief, and Economic Security (CARES) Act. The loan is subject to a note dated May 1, 2020 and may be forgiven to the extent proceeds of the loan are used for eligible expenditures such as payroll and other expenses described in the CARES Act. The loan bears interest at a rate of 1 % and is payable in monthly installments of principal and interest over 24 months beginning 6 months from the date of the note. The loan may be repaid at any time with no prepayment penalty. The loan was forgiven in its entirety in November 2021 and recorded as revenue for the year ended December 31, 2021.

WALTER GREENBLATT & ASSOCIATES, LLC

SUPPLEMENTAL SCHEDULES

FOR THE YEAR ENDED DECEMBER 31, 2021

# SCHEDULE I

## WALTER GREENBLATT & ASSOCIATES, LLC

### COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

### DECEMBER 31, 2021

| | |
|---|---|
| Total ownership equity from statement of financial condition | $ 140,247 |
| Total nonallowable assets from statement of financial condition | 11,155 |
| Net capital before haircuts on securities positions | 129,092 |
| Haircuts on securities | - |
| Net capital | $ 129,092 |

Aggregate indebtedness:

| | |
|---|---|
| Total A.I. liabilities from statement of financial condition | $ 87,270 |
| Total aggregate indebtedness | $ 87,270 |
| Percentage of aggregate indebtedness to net capital | 67.6% |

Computation of basic net capital requirement:

| | |
|---|---|
| Minimum net capital required (6.67% of A.I.) | $ 5,818 |
| Minimum dollar net capital requirement of reporting broker or dealer | $ 5,000 |
| Net capital requirement | $ 5,818 |
| Excess net capital | $ 123,274 |
| Excess net capital at 1000% | $120,365 |

See Report of Independent Registered Public Accounting Firm

-13-

WALTER GREENBLATT & ASSOCIATES, LLC

RECONCILIATION OF NET CAPITAL PURSUANT TO RULE 15C3-1
(X-17A-5)

AT DECEMBER 31, 2021

|  | Focus Report-<br>Part IIA, as amended<br>Period ended<br>December 31, 2021 | Adjustments | Annual<br>Financial Statements<br>at<br>December 31, 2021 |
|---|---|---|---|
| **COMPUTATION OF NET CAPITAL** | | | |
| Total ownership equity from statement of financial condition | $ 140,247 | $ | $140,247 |
| Deductions and/or charges; Total nonallowable assets from statement of financial condition | 11,155 | | 11,155 |
| Total deductions | 11,155 | | 11,155 |
| Net capital | $ 129,092 | $0 | $129,092 |

SCHEDULE II

WALTER GREENBLATT & ASSOCIATES, LLC

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATED TO POSSESSION AND CONTROL REQUIREMENTS UNDER
RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2021

The Company is not claiming an exemption from SEA Rule 15c3-3, in reliance on footnote 74 to
SEC Release 34-70073 and as discussed in Q&A 8 of the related FAQ issued by SEC staff. In
order to avail itself of this option, the Company has represented that it does not, and will not,
hold customer funds or securities.

## SCHEDULE III

## WALTER GREENBLATT & ASSOCIATES, LLC

## INFORMATION RELATING TO POSSESSION OR CONTROL
## REQUIREMENTS UNDER RULE 15c3-3

## DECEMBER 31, 2021

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the timeframes specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under rule 15c3-3.



**NawrockiSmith**

CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Member of
Walter Greenblatt & Associates, LLC:

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2021. Management of Walter Greenblatt & Associates, LLC (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences;

2) Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended December 31, 2021 with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2021, noting no differences;

3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;

4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences; and

5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended December 31, 2021. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be and should not be used by anyone other than these specified parties.

Hauppauge, New York
February 28, 2022

*Nawrocki Smith LLP*

# WALTER GREENBLATT & ASSOCIATES, LLC

## SIPC GENERAL ASSESSMENT RECONCILIATION

## DECEMBER 31, 2021

General Assessment Calculation

| | |
|---|---:|
| Total Revenue | $1,009,687 |
| Revenue Exempt from Assessment | (38,434) |
| Total Assessable Revenue | 971,253 |
| Rate | 0.0015 |
| General Assessment Due | 1,457 |
| Less Previous Overpayment | (1,082) |
| Plus Interest | 0 |
| Remaining Assessment Due | 375 |
| Paid with SIPC-6 | (1,082) |
| Balance Due/(Overpayment) | ($707) |

There is no material difference between the SIPC-7
and this reconciliation



# NawrockiSmith
## CERTIFIED PUBLIC ACCOUNTANTS

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Walter Greenblatt & Associates, LLC:

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report pursuant to SEC Rule 17a-5, in which (1) Walter Greenblatt & Associates, LLC (the "Company") did not claim an exemption under paragraph (k) of 17 C.F.R. §240.15c3-3, and (2) the Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions and private placements of securities. In addition, the Company did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, did not carry accounts of or for customers and did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Walter Greenblatt & Associates, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based upon the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5, and related SEC Staff Frequently Asked Questions.

Hauppauge, New York
February 28, 2022

*Nawrocki Smith LLP*

# WALTER GREENBLATT & ASSOCIATES, LLC

## EXEMPTION REPORT

## DECEMBER 31, 2021

**Walter Greenblatt & Associates, LLC** (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240. 17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to mergers and acquisitions and private placements of securities, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and did not carry **PAB** accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

I, ,swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By: _____

Date: <u>February 28, 2022</u>

Ezra Z. Angrist
FinOp and CCO
Walter Greenblatt & Associates. LLC